Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 21, 2013


Mr. Edward P. Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1083
                     MLP & Energy Funds Portfolio, Series 3
                       File Nos. 333-190099 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1083, filed on July 24, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. In the second sentence of the third paragraph, please change "Alerian MLP Index" to "Alerian MLP Infrastructure Index."

     Response:   The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren